NO ACT

IE 2-24-11





11007339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

1934
13e-4
February 24, 2011

Kristin A. Klaczek, Esq.
Shefsky & Froelich Ltd.
111 East Wacker, Suite 2800
Chicago, IL 60601

RE: Inland American Real Estate Trust, Inc. Redemption Program

Dear Ms. Klaczek:

We are responding to your letter dated February 24, 2011 addressed to Michele Anderson and Daniel F. Duchovny, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

Based upon your opinion that the Proposed Amended Program does not constitute an issuer tender offer subject to Rule 13e-4, as well as the facts and representations made in correspondence and conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis or conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Proposed Amended Program. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- that in any consecutive 12-month period, the number of shares of common stock repurchased by the Company under its Proposed Amended Program will not exceed 5% of the aggregate number of issued and outstanding shares of common stock of the Company at the beginning of the twelve month period;
- there is no trading market for the shares;
- the repurchase price will be equal to 90% of the most recently disclosed estimated per share value;
- the Company will only repurchase shares upon the death of a beneficial owner;
- the Company will give priority to shares subject to valid requests for redemption based on the owner's date of death;
- the Company will purchase shares on a pro rata basis if more than one party requests the repurchase of shares based on the same date of death;
- the Company will accept repurchase requests that are made within one year of the beneficial owner's date of death, except that the Company will initially accept any repurchase request based on a date of death on or after January 1, 2009;

- any party whose request is partially fulfilled in a particular calendar quarter due to the Company not having sufficient Amended Program Funds or having satisfied the 5% Limit will have the remainder of his or her shares repurchased in the immediately following calendar quarter with priority over any requests submitted during that following calndar quarter, unless the requesting party withdraws such request;

- any party requesting repurchase may withdraw his or her repurchase request at any time, up to five business days prior to the Repurchase Date;

- the Company will purchase validly tendered shares five business days prior to the end of each calendar quarter (the "Repurchase Date"); and,

- the terms of and any changes to the Proposed Amended Program will be disclosed and disseminated to security holders as described in your letter.

The foregoing no-action position is based solely on the representations and the facts presented in your letter dated February 24, 2011, as supplemented by telephone conversations with the staff. The relief is strictly limited to the application of the rules listed above to this transaction. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,



Mauri L. Osheroff
Associate Director
Division of Corporation Finance


1970-2010
40

Shefsky & Froelich
Attorneys at Law

111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601-3713
Tel 312.527.4000 Fax 312.527.4011
www.shefskylaw.com

KRISTIN A. KLACZEK
Direct: 312-836-4092
Facsimile: 312-275-7585
E-mail: kklaczek@shefskylaw.com
IN REFERENCE TO:
026829-29

February 24, 2011

Via Federal Express and Electronic Mail
Ms. Michele Anderson, Chief
Mr. Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Inland American Real Estate Trust, Inc.
Request for No-Action Relief under Rule 13e-4

Dear Ms. Anderson and Mr. Duchovny:

We are counsel to Inland American Real Estate Trust, Inc. (the "Company"). As we have previously discussed with you, the Company currently has a share repurchase program (the "Current Program") that is substantially similar to the repurchase programs for which the Division of Corporation Finance (the "Division") has granted no-action relief, or agreed not to recommend enforcement action, relative to the issuer tender offer rules found in Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is proposing to amend the Current Program, to authorize the Company to repurchase shares only upon the death of a beneficial owner of shares (the "Proposed Amended Program") without prorating repurchases. Specifically, under the Proposed Amended Program, if the amount of the available funds is not sufficient to fund the repurchase of all shares for which repurchase requests have been submitted in a given period or if the number of shares accepted for repurchase would cause the Company to exceed the 5.0% limitation described herein, the Company will prioritize the repurchases based on the owner's date of death, rather than repurchase shares on a *pro rata* basis.

We are now writing, on behalf of the Company, to request that the Division, pursuant to the authority provided in Rule 13e-4(h)(9), exempt the repurchases made under the Proposed Amended Program, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice within the meaning of Rule

13e-4, or in the alternative, that the Division agree not to recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Proposed Amended Program.

The Company

The Company is a Maryland corporation that owns a diversified portfolio of commercial real estate. The Company elected to be taxed as real estate investment trust, or "REIT," under the Internal Revenue Code of 1986, as amended, beginning with the tax year ended December 31, 2005. The Company conducted two consecutive "best efforts" public offerings of its common stock, par value $0.001 per share, at a purchase price equal to $10.00 per share. Its initial public offering commenced August 31, 2005 and ended July 31, 2007 and its follow-on offering commenced August 1, 2007 and ended April 6, 2009. On March 31, 2009, the Company filed a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission (registration no. 333-158338) for the registration of 50,000,000 shares of its common stock, to be issued to existing stockholders pursuant to its distribution reinvestment plan (the "DRP"). The DRP offering is ongoing as of the date of this letter.

On September 21, 2010, the Company established an estimated value per share of its common stock equal to $8.03. The Company concurrently amended and restated its DRP to change the price per share for shares of the Company's common stock purchased under the DRP. Beginning with reinvestments made after September 21, 2010, and until a new estimated value has been established by the Company, distributions may be reinvested in shares of the Company's common stock at a price equal to $8.03 per share.

Currently, shares of the Company's common stock are not listed on any national securities exchange. There is no regular secondary trading market for the Company's common stock, nor is there any assurance that one will develop, unless and until the Company determines to list shares of its common stock on a national securities exchange.

The Company's common stock is registered under Section 12 of the Exchange Act.

Current Share Repurchase Program

As stated above, the Current Program, which was adopted by the Company on August 31, 2005, is substantially similar to the repurchase programs adopted by other unlisted REITs. Importantly, the Current Program required the Company to prorate repurchases if, as described in more detail below, the amount of funds used for repurchases or the 5.0% limit was ever exceeded. This was the case regardless of the circumstances surrounding the request. The Division has granted no-action relief, or agreed not to recommend enforcement action, relative to the issuer tender offer rules found in Rule 13e-4 and Regulation 14E, to these unlisted REITs, including, without limitation: Apple REIT Six, Inc. (letter dated June 30, 2006); Hines Real Estate Investment Trust, Inc. (letters dated September 7, 2006 and June 18, 2004); Boston

Capital Real Estate Investment Trust (letter dated February 10, 2005); Behringer Harvard REIT I, et al. (letter dated October 26, 2004); Paladin Realty Income Properties, Inc. (letter dated October 14, 2004); CNL Income Properties, Inc. (letter dated March 11, 2004); Inland Western Retail Real Estate Trust, Inc. (letter dated August 25, 2003); T REIT Inc. (letter dated June 4, 2001); Popular Balanced IRA Trust Fund (letter dated April 29, 1999); and CNL American Properties Fund, Inc. (letter dated August 13, 1998).

On February 27, 2009, the Company notified stockholders that its board of directors had voted to suspend the Current Program until further notice, effective March 30, 2009. The letter mailed to stockholders regarding this suspension was filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Commission on February 27, 2009.

The Current Program is described in Exhibit A to this letter. In the interest of brevity the description of the Current Program, as set forth on Exhibit A, is not repeated in the body of this letter but is incorporated by reference herein.

Proposed Amendment to Repurchase Program

As noted above, under the terms of the Current Program, at no time during any consecutive twelve month period may the number of shares repurchased by the Company under the Current Program exceed 5.0% of the aggregate number of issued and outstanding shares of common stock of the Company at the beginning of the twelve month period (the "5.0% Limit"). In addition, the Company is authorized, for the purpose of repurchasing shares under the Current Program in a particular calendar month, to use (i) offering proceeds from any public offerings of its shares, (ii) proceeds from its DRP or (iii) any operating funds that the Company's board in its sole discretion may reserve for this purpose (collectively, the "Current Program Funds"). If the amount of the Current Program Funds is not sufficient to fund the repurchase of all shares for which repurchase requests have been submitted in a given calendar month or if the number of shares accepted for repurchase would cause the Company to exceed the 5.0% Limit, the Company will repurchase shares under the Current Program on a *pro rata* basis. A stockholder whose entire request is not honored in a given calendar month will have the remainder of his or her request included with all new repurchase requests received by the Company in the immediately following calendar month.

The Company is proposing to amend and restate its share repurchase program, at this point, to authorize the repurchase of shares only upon the death of a beneficial owner of shares. Shares will be repurchased on a quarterly, rather than monthly, basis under the Proposed Amended Program, and the Company will limit the funds available for repurchase each calendar quarter to those operating funds that the Company's board of directors reserves for this purpose (the "Amended Program Funds"). The Company's board contemplates initially reserving $5.0 million per calendar quarter for the purpose of funding repurchases under the Proposed Amended Program. If the amount of the Amended Program Funds is not sufficient to fund the repurchase of all shares for which repurchase requests have been submitted in a given calendar quarter or if the number of shares accepted for repurchase would cause the Company to exceed the 5.0%

Limit, the Company will prioritize the repurchases based on the owner's date of death, rather than repurchase shares on a *pro rata* basis. If more than one party requests the repurchase of shares based on the same date of death, the Company will repurchase shares on a *pro rata* basis only among those requesting parties. Any party whose repurchase request is only partially fulfilled in a particular calendar quarter as the result of the Company not having sufficient Amended Program Funds or having satisfied the 5.0% Limit, will then have the remainder of his or her shares repurchased in the immediately following calendar quarter, or quarters, ahead of any requests submitted during that following calendar quarter or quarters, assuming that the 5.0% Limit is not exceeded and the Amended Program Funds are available. Any other shares that are not repurchased by the Company in a particular calendar quarter as the result of the Company not having sufficient Amended Program Funds or having satisfied the 5.0% Limit, will be included with all other shares for which the Company had received repurchase requests in the next calendar quarter in which Amended Program Funds are available, and will be repurchased in the manner of priority described above, unless the requesting party chooses to withdraw the request. The Company believes that prioritizing repurchase requests based on date of death is the most efficient method by which the heirs and estates of deceased beneficial owners can liquidate the owner's investment.

With respect to all repurchase requests based on beneficial owner deaths that have occurred on or after the effective date of the Proposed Amended Program, the Company will only accept a repurchase request if it receives that request within one calendar year after the death of the beneficial owner. However, because the Current Program has been suspended since March 30, 2009, the Company will accept any repurchase request based on a date of death on or after January 1, 2009 and prior to the effective date of the Proposed Amended Program so long as it receives the repurchase request no later than the one year anniversary of the effective date of the Proposed Amended Program and the request otherwise satisfies the requirements of the Proposed Amended Program.

The Company intends to adopt the Proposed Amended Program and, after notifying its stockholders of the amendment, to begin repurchasing shares on account of death on the terms and conditions described herein. To effectuate the notice to stockholders, the Company will provide written notice to its stockholders at least thirty calendar days prior to the effective date of the Proposed Amended Program and will file a Current Report on Form 8-K, describing the terms and conditions of the Proposed Amended Program, including highlighting the changes from the Current Program.

The Proposed Amended Program is described in Exhibit B to this letter. Again, in the interest of brevity the description of the Proposed Amended Program, as set forth on Exhibit B, is not repeated in the body of this letter but is incorporated by reference herein.

The Company reserves the right to further amend the Proposed Amended Program to authorize the repurchase of shares upon circumstances in addition to the death of a beneficial owner of shares. Any future program, as amended, would be substantially similar to the repurchase programs adopted by other unlisted REITs, for which the Division has granted no-action relief, or agreed not to recommend enforcement action, relative to the issuer tender offer rules found in Rule 13e-4. In particular, repurchases on account of circumstances other than death would be made in a manner consistent with these other programs, including the Current Program. In all circumstances, however, the Company intends to treat repurchases on account of death on a priority basis vis-à-vis any other circumstances. Further, any repurchases made under any future program, as amended, would continue to be subject to the 5.0% Limit as well as any funding limits set by the Company's board.

Discussion

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any repurchase amounting to a tender offer for its own equity securities, to make certain disclosures with respect to the repurchases giving rise to the tender offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that repurchases under its Current Program do not constitute issuer tender offers within the meaning of Rule 13e-4 on the basis of the no-action letters cited above. In addition, the Company does not believe that prioritizing repurchases on account of death and prioritizing individual repurchases based on the owner's date of death, as described herein, under the Proposed Amended Program will constitute issuer tender offers within the meaning of Rule 13e-4.

As the court in *SEC v. Carter Hawley Hale Stores, Inc.*, 760 F.2nd 945, 950 (9th Cir. 1985) asserted, the term "tender offer" implies: (1) active and widespread solicitation of public stockholders for the shares of an issuer; (2) that the solicitation is made for a substantial percentage of the issuer's stock; (3) that the offer to purchase is made at a premium over the prevailing market price; (4) that the terms of the offer are firm, rather than negotiable; (5) that the offer is contingent on the tender of a fixed number of shares; (6) that the offer is open only for a limited period of time; (7) that the offeree is subjected to pressure to sell; and (8) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Because virtually none of these factors will apply to the repurchase of shares under the Proposed Amended Program, as under its Current Program, the Company believes that these repurchases will not be tender offers, for the following reasons.

- The Company will not solicit repurchases on an active and widespread basis. Parties desiring to present their shares for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company.

- Purchases under the Proposed Amended Program will not involve a substantial percentage of the Company's shares. As stated above, the Company will limit the funds available for repurchase each calendar quarter to those operating funds that the Company's board of directors reserves for this purpose, and all repurchases will be subject to the 5.0% Limit.

- The Proposed Amended Program will not require the Company to purchase shares at a premium over the prevailing market price. Rather, the Company, which recently published its initial estimated per share value of its common stock, will repurchase shares at a price equal to 90% of that estimated per share value.

- Any party requesting repurchase could withdraw his or her repurchase request at any time, up to five business days prior to the repurchase date.

- Purchases under the Proposed Amended Program will not be contingent on the tender of a fixed number of shares.

- The Proposed Amended Program will remain open indefinitely.

- Purchases under the Proposed Amended Program will not be characteristic of a publicly announced acquisition program which is followed by a rapid accumulation of a large amount of shares.

The Company believes that, ultimately, the only potential issue is whether a priority repurchase feature, based on the date of the beneficial owner's death, subjects an offeree to more pressure to sell than does the Current Program. Under a traditional repurchase program like the Current Program, the *pro rata* repurchase feature serves an important function, in that it prevents stockholders from rushing to present their shares for repurchase in order to be "first in line" to sell. The *pro rata* feature thus minimizes the pressure on the stockholder to sell. However, because of the way that the Proposed Amended Program is structured, the Company does not believe that its limited priority repurchase feature will subject an offeree to any more pressure to sell than will the *pro rata* feature of the Current Program. The Company will grant priority repurchase status solely based on an objective event that is beyond the offerees' control: the date of the beneficial owner's death. In the event that two beneficial owners have the same date of death, the Company will repurchase those shares on a *pro rata* basis. The beneficial owners of the Company's shares will not be able to, much less encouraged to, take action to influence their priority status, and accordingly will not be subjected to pressure to sell.

Further, the Company believes that the repurchase priority contemplated by the Proposed Amended Program will be consistent with the priority features of other similar programs with respect to which the Division has granted no-action relief, specifically the Apple REIT Six, Inc. program (letter dated June 30, 2006) and the Behringer Harvard programs (letter dated October 26, 2004). Both the Apple REIT Six program and the Behringer Harvard programs granted repurchase priority to certain categories of repurchase requests over other categories of repurchase requests. Specifically, these programs prioritized requests made upon the death or disability of a stockholder above others. The argument in favor granting priority, as cited by these REITs in their requests for no-action relief, was that it was in respect of events beyond the stockholders' control, where stockholders would not be encouraged to take action to influence their priority status and would undergo minimal pressure to sell. The Company believes that the repurchase priority it is now proposing is no different.

The Company understands and acknowledges that in conducting its Proposed Amended Program, the Company will remain fully subject to the general anti-fraud and anti-manipulation sections of the federal securities laws.[1] Further, the Company will also remain subject to the "going private" rules in the event its Proposed Amended Program for some (unexpected) reason comprised part of a series of steps that, in the aggregate, could result in the Company "going private."

The Company thus requests that the Division, pursuant to the authority provided in Rule 13e-4(h)(9), exempt the repurchases made under the Proposed Amended Program, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice within the meaning of Rule 13e-4, or in the alternative, that the Division agree not to recommend that the Commission take enforcement action under Rule 13e 4 with respect to repurchases made under the Proposed Amended Program.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at 312-836-4092. Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.



Kristin A. Klaczek

MJC/kak/1164383_12.DOC

---

[1] Sections 9(a) and 10(b) of the Exchange Act and Section 17(a) of the Securities Act all prohibit the use of manipulative or deceptive acts or contrivances in connection with various securities transactions.

Shefsky
& Froelich
Attorneys at Law

EXHIBIT A

Inland American Real Estate Trust, Inc.

Description of Current Share Repurchase Program
(Prior to Suspension)

The share repurchase program is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to the Company. Subject to certain restrictions discussed below, the Company may repurchase whole shares only, from time to time, at the following prices:

- $9.25 per share for stockholders who have owned their shares for at least one year;
- $9.50 per share for stockholders who have owned their shares for at least two years;
- $9.75 per share for stockholders who have owned their shares for at least three years; and
- for stockholders who have owned their shares for at least four years, a price determined by our board of directors but in no event less than $10.00 per share.

During the period of any public offering, the repurchase price will be equal to or below the price of the shares offered in the relevant offering.

Shares purchased under the share repurchase program will be canceled, and will have the status of authorized but unissued shares. The repurchased shares will not be reissued unless they are first registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and under appropriate state securities laws or otherwise issued in compliance with exemptions from the registration provisions contained in these laws. The Company will effect all repurchases on the last business day of the calendar month or any other business day that may be established by the board. Following the repurchase, the Company will send the stockholder the cash proceeds of the repurchase.

The Company's obligation to repurchase any shares under the program is conditioned upon the Company having sufficient funds available to complete the repurchase. The Company will use offering proceeds from its public offerings, as well as proceeds from its distribution reinvestment plan and other operating funds, if any, as the board, in its sole discretion, may reserve for the purpose of funding the share repurchase program. Subject to funds being available, the Company will limit the number of shares repurchased during any consecutive twelve month period to 5% of the number of outstanding shares of common stock at the beginning of that twelve month period. In the event that its funds exceed the amount necessary to repurchase shares, the Company may carry over the excess amount to the subsequent calendar month to repurchase shares during that month. In the event that its funds are insufficient to repurchase all of the shares for which repurchase requests have been submitted in a particular month, or if the number of shares accepted for repurchase exceeds the 5.0% limit described above, shares will be repurchased on a pro rata basis and the portion of any unfulfilled repurchase request will be held until next month unless withdrawn.

Any stockholder that has beneficially owned the shares for at least one year may participate in the share repurchase program with respect to his or her whole shares only. However, if a stockholder dies prior to owning the shares for one year, the Company may waive this one-year holding period for the beneficiaries or heirs, as appropriate. To request repurchase, the stockholder should direct a written request for repurchase to Ms. Roberta S. Matlin, Vice President of Administration, Inland American Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523. The request must state the name of the person who owns the shares, the date that the subject shares were purchased and the number of shares to be repurchased. Once the Company receives this request, it will forward an assignment form to the applicable stockholder. The requesting stockholder must properly execute the form and return it to the Company. All shares requested to be repurchased must be beneficially owned by the stockholder of record making the request and must be fully transferable and not subject to any liens or encumbrances. In certain cases, the Company may ask the requesting stockholder to provide evidence satisfactory to the Company that the shares requested for repurchase are not subject to any liens or encumbrances. If the Company determines that a lien exists against the shares, it will not be obligated to repurchase any shares subject to the lien. The stockholder must notify the Company in writing if a stockholder wishes to withdraw his or her request to have shares repurchased. The Company will not repurchase that stockholder's shares so long as it receives the written request to withdraw prior to the time we send payment to the applicable stockholder.

The share repurchase program may be suspended or terminated if:

- the Company's shares are listed on any national securities exchange, or are subject to bona fide quotes on any inter-dealer quotation system or electronic communications network, or are subject of bona fide quotes in the pink sheets; or

- the Company's board of directors determines that it is in the Company's best interest to suspend or terminate the share repurchase program.

The Company may amend or modify any provision of the program at any time in its board's discretion. In the event that it amends, suspends or terminates the share repurchase program, however, the Company will send stockholders notice of the change(s) at least thirty days prior to the change(s), and it will disclose the change(s) in a report filed with the Commission on either Form 8-K, Form 10-Q or Form 10-K, as appropriate.

The Company may appoint a repurchase agent to effect all repurchases of shares and to disburse funds to the stockholders in accordance with the share repurchase program. The repurchase agent will perform all recordkeeping and administrative functions involved in the program, and we will bear all costs involved in organizing, administering and maintaining the program.

Shefsky
& Froelich
Attorneys at Law

EXHIBIT B

Inland American Real Estate Trust, Inc.

Description of Proposed Amended Share Repurchase Program

The share repurchase program, as proposed to be amended, will permit and authorize the Company to repurchase shares of its common stock only upon the death of any beneficial owner (the "Owner") of shares. This program, as proposed to be amended, will be available only in the event that the Owner was a natural person, but will include shares held by that Owner through a trust, or an IRA or other retirement or profit-sharing plan, and will not be available to partnerships, corporations or other similar entities.

The Company will be authorized to repurchase shares from a Requesting Party (as hereinafter defined), at a price per share equal to 90% of the most recently disclosed estimated per share value, as determined by the Company's board of directors, the Company's business manager or another firm that the Company has chosen for that purpose; provided, however, that if the Company has sold properties or other assets and has made one or more special distributions to stockholders, designated as such by the board, of all or a portion of the net proceeds from the sales, the price per share will be reduced by the amount of net sale proceeds per share that constitute a return of capital distributed to stockholders.

Any of the following parties may request that the Company repurchase shares upon the death of the Owner: (1) the estate of the Owner; (2) the recipient of the Shares through bequest or inheritance; or (3) in the case of the death of a settlor of a trust, the beneficiary of the trust. Collectively, these parties are referred to herein as the "Requesting Parties," and, individually, each is referred to as a "Requesting Party." In addition, all shares requested to be repurchased under the program will need to be fully transferable and not be subject to any liens or other encumbrances and free from any restrictions on transfer, except for restrictions on transfer imposed by the Company to ensure its ability to continue to qualify as a real estate investment trust.

The Company will limit the funds available for repurchase each calendar quarter to those operating funds that the Company's board of directors reserves for this purpose (the "Program Funds"). The Company's board contemplates initially reserving $5.0 million per calendar quarter for the purpose of funding repurchases under this program. The board, in its sole discretion, may increase or decrease the amount of Program Funds reserved for repurchase; provided that the Company will send stockholders notice of the change at least thirty calendar days prior to effectuating the change. Notwithstanding anything to the contrary, at no time during any consecutive twelve month period may the aggregate number of shares repurchased by the Company under the program exceed 5.0% of the aggregate number of issued and outstanding shares of common stock of the Company at the beginning of the twelve month period (the "5.0% Limit").

If, during any calendar quarter, the aggregate amount of Program Funds exceeds the aggregate amount needed to repurchase all shares for which repurchase requests have been received by the Company, the Company can, but will not be obligated to, carry over the excess amount of funds to a subsequent calendar quarter(s) for use in addition to the amount of Program Funds otherwise available for repurchases during that subsequent calendar quarter(s).

If, on the other hand, the amount of Program Funds is not sufficient to fund the repurchase of all shares for which repurchase requests have been submitted in a given calendar quarter or if the number of shares accepted for repurchase would cause the Company to exceed the 5.0% Limit, the Company will repurchase the shares in chronological order, based upon the Owner's date of death. If more than one Requesting Party has requested the repurchase of shares based on the same Owner date of death, the Company will repurchase shares on a *pro rata* basis only among those requesting parties. Any Requesting Party whose repurchase request has been only partially fulfilled in a particular calendar quarter as the result of the Company not having sufficient Program Funds or having satisfied the 5.0% Limit, will then have the remainder of his or her shares repurchased in the immediately following calendar quarter, or quarters, ahead of any requests submitted during that following calendar quarter or quarters, assuming that the 5.0% Limit is not exceeded and the Program Funds are available. Any other shares that were not repurchased by the Company in a particular calendar quarter as the result of the Company not having sufficient Program Funds or having satisfied the 5.0% Limit, will be included with all other shares for which the Company has received repurchase requests in the next calendar quarter in which Program Funds are available, and will be repurchased in the manner of priority described above, unless the Requesting Party chooses to withdraw the request pursuant to the provisions described below.

To request repurchase, the Requesting Party will be required to submit a repurchase request to the Company's transfer agent at least five business days prior to the Repurchase Date (as hereinafter defined). The request must state the names of the Owner and the Requesting Party, the date of death of the Owner and the number of shares to be repurchased, and must include evidence of the death of the Owner. With respect to all repurchase requests based on a date of death occurring on or after the effective date of the proposed amended program, the transfer agent will only accept a request if it receives the request within one calendar year after the date of death. With respect to all repurchase requests based on a date of death occurring on or after January 1, 2009 and prior to the effective date of the program, the transfer agent will accept any request that it receives no later than the one year anniversary of the effective date of the program, so long as the request otherwise satisfies the requirements of the program. So long as the transfer agent receives a repurchase request within the time periods set forth above, the request will not be deemed untimely as a result of the shares not having been repurchased by the Company within those periods.

The Requesting Party will be required to notify the Company in writing of any request to withdraw a pending request to have shares repurchased. The Company will not repurchase shares so long as it has received the written request to withdraw at least five business days prior to the repurchase date. The Company will effect all repurchases on the day that is five business days prior to the end of each calendar quarter (the "Repurchase Date"). Within five business days of the Repurchase Date, the Company will send the Requesting Party the cash proceeds of the repurchase.

The program, as proposed to be amended, will immediately terminate if the Company's shares are approved for listing on any national securities exchange. In addition, the Company's board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate the program for any reason. In the event that the Company determines to amend, suspend or terminate the program, however, it will send stockholders notice of the change at least thirty calendar days prior to the change, and will disclose the change in a report filed with the Commission on either Form 8-K, Form 10-Q or Form 10-K, as appropriate. Further, the Company's board will reserve the right in its sole discretion at any time and from time to time to reject any requests for repurchase.

No fees will be paid to the Company's sponsor, business manager, its directors or any of its or their affiliates in connection with the repurchase of shares by the Company pursuant to this program.